SEAWAY VALLEY CAPITAL CORPORATION

10-18 Park Street, 2d Floor

Gouverneur, NY 13642

315-771-3034

August 27, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Andrew Mew

    Re:

Seaway Valley Capital Corporation

Form 10-KSB for the fiscal year ended December 31, 2007

Filed April 15, 2008

Form 10-Q for the fiscal quarter ended March 31, 2008

Filed May 20, 2008

Form 8-K/A1

Filed January 18, 2008

File No. 001-11115

Dear Mr. Mew:

This letter is provided in response to your letter addressed to the undersigned dated August 26, 2008.  Responses are set forth below the item noted by the Staff in your letter.

Form 10-K December 31, 2007

General

1.

Please file an Item 4.02 8-K reporting non-reliance on the previously issued financial statements prior to your restatement or explain to us in detail why you believe you are not required to do so.

Response

We have today filed a Current Report on Form 8-K under Item 4.02 with respect to the financial statements included in the filings listed above.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava

Chief Executive Officer